DIRECT DIAL:  (303) 282-4128
E-MAIL:  rmccormack@dillanddill.com

May 21, 2008

Jill S. Davis
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Rochester Resources Ltd.
Form 20-F for the Fiscal Year Ended May 31, 2007
Filed November 30, 2007
File No. 0-30390

Dear Ms. Davis:

In connection with your May 8, 2008 comment letter to our client Rochester Resources Ltd., (the “Company”), the Company will provide a detailed written response to your office on or before July 11, 2008.  Thank you.

Sincerely,

/s/ Robert S. McCormack

Robert S. McCormack

cc:           Rochester Resources Ltd.